UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

STEPR, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 1, 2023

Physical Address of Issuer:

300 Delaware Avenue, Suite 210 #524, Wilmington, DE, 19801, United States

Website of Issuer:

https://getstepr.com

Name of Co-Issuer:

STEPR CF Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 12, 2025

Physical Address of Co-Issuer:

300 Delaware Avenue, Suite 210 #524, Wilmington, DE, 19801, United States

Website of Co-Issuer:

None

Current Number of Employees:

7

	Most recent fiscal year-ended June 30, 2026*	Most recent fiscal year-ended June 30, 2025*
Total Assets	$3,925,444	$3,528,918
Cash & Cash Equivalents	$1,139,355	$339,615
Accounts Receivable	$1,212,836	$895,112
Current Liabilities	$4,940,482	$6,345,088
Long-term Debt	$1,608,237	$0
Revenues/Sales	$16,118,595	$13,655,338
Cost of Goods Sold**	$8,950,773	$7,418,314
Taxes Paid	$53,412	$0
Net Income/(Net Loss)	$192,895	$408,812

* Reflects the financial results for the Company. Exhibit B, attached hereto and made a part hereof, includes the self-certified financials for the Company for the fiscal year-end June 30, 2026.

**Cost of Revenue

TABLE OF CONTENTS

October 29, 2026

STEPR, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by STEPR, Inc. ("**STEPR**," the "**Company,**" "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through STEPR CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://getstepr.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 29, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

STEPR, Inc.
(Issuer)

By:/s/ Daniel Alenaddaf
(Signature)

Daniel Alenaddaf
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Alenaddaf
(Signature)

Daniel Alenaddaf
(Name)

Director
(Title)

October 29, 2026
(Date)

/s/ Hayden Thorneycroft
(Signature)

Hayden Thorneycroft
(Name)

Director
(Title)

October 29, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
October 29, 2026

STEPR, Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

STEPR, Inc. was originally established as STEPR Pty Ltd., which was formed in Australia on July 13, 2022. Subsequently, the Company was formed as a wholly-owned subsidiary of STEPR Pty. Ltd. on March 1, 2023 in Delaware and the operating assets of STEPR Pty Ltd. were transferred into the Company, except for certain intellectual property which has been licensed to the Company. STEPR Pty. Ltd. is the current 100% owner of the Company. The Company is headquartered in Delaware, and sells its products and services through the internet in the United States and internationally. In July 2026, the Company entered into a Stock Purchase Agreement pursuant to which Interactive Strength Inc. will acquire all of the outstanding equity interests of the Company with an expected closing in the fourth quarter of 2026.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended June 30, 2026. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://getstepr.com. The information on the Company available on or through our website is not a part of this Form C-AR.

Co-Issuer

STEPR CF Investors SPV, LLC (the "**Co-Issuer**"), located at 300 Delaware Avenue, Suite 210 #524, Wilmington, DE, 19801, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

In July 2026, the Company entered into a Stock Purchase Agreement pursuant to which Interactive Strength Inc. will acquire all of the outstanding equity interests of the Company with an expected closing in the fourth quarter of 2026. As a condition to consummate that transaction, the Company was required to redeem all of the Securities held by the Co-Issuer in connection with the Company's completed Regulation CF offering. In October 2026, the Co-Issuer and

its members entered into a Redemption, Dissolution and Liquidation Agreement. Under this agreement, the Company redeemed the Securities owned by the Co-Issuer and the Co-Issuer distributed such proceeds to its members on a pro-rata percentage ownership basis. Moreover, the Members approved the dissolution of the Co-Issuer which is currently in the process of being effected.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the Company's Co-Founders, and they will exercise voting control.

The Co-Founders of the Company beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Co-Founders will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These Co-Founders may have interests that are different from yours. For example, these Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that

others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our products, our revenue, financial results, and business may be significantly harmed.

We offer stair climbers for residential and commercial environments. The amount of users of our stair climbers will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our stair climbers. If clients do not perceive our stair climbers to be useful, reliable, and trustworthy, we may not be able to attract or retain clients. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

We face risks related to potential changes to international trade agreements and the imposition of additional tariffs, duties, or other trade restrictions on our products.

Our products are subject to tariffs, duties, indirect taxes, quotas, and non-tariff trade barriers that may impact the cost of products that we may import into the U.S. and other countries. Our operations rely on free trade agreements and other supply chain arrangements and, as a result, we are subject to government regulations and restrictions with respect to our cross-border activity. Currently, the U.S. has enacted tariffs on certain products and countries that has imposed additional costs on our products which are manufactured in Asia and imported into the U.S. This has had a significant impact on our costs and could reduce or eliminate the profitability of our products and have a material adverse effect on our business, financial conditions, and results of operations.

Recent events have resulted in substantial regulatory uncertainty regarding international trade and trade policy.

In 2025 the U.S. has imposed new tariffs on products imported into the U.S. from a number of countries, and could propose additional tariffs or increases to those already in place. Our products are sourced from Asia and have been affected by these increased tariffs which may be subject to further tariff increases. These increased costs could require us to increase our prices and, in the event consumer demand declines as a result, negatively impact our results of operations. Moreover, tariffs placed on our products may cause customers and potential customers to prefer our competitors' products that are not impacted as much by these tariffs. Furthermore, our competitors may be better positioned than we are to withstand or react to tariffs or other trade restrictions, which may cause us to lose market share to such competitors. In the event these changes continue for an extended time, they could have a material adverse effect on our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for the metals and paper needed for our products and packaging have fluctuated in response to a number of factors, including general economic conditions such as inflation, implementation of tariffs, changes in U.S. government support programs, and changes in international trading policies. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions,

computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

STEPR is a pioneering fitness technology company redefining the stair-climbing experience for homes and gyms worldwide through innovation, design, and user-centric performance. STEPR offers a wide range of stair climbers built for smooth, quiet, and reliable workouts that fit perfectly into your busy life.

The Company's range of stair climbers include:

1. STEPR Go- $2,999 OPP step machine sold through our website and found in 453 Dick's Sporting Goods locations
2. STEPR Classic- $3,999 step machine for residential environments with LED screen
3. STEPR+ -$4,999 step machine for residential environments with 27" connected screen
4. STEPR Pro Classic- $5,999 step machine for light commercial environments with LED screen
5. STEPR Pro+- $6,999 step machine for light commercial environments with 27" connected screen
6. STEPR XL Classic- $8,999 step machine for heavy duty commercial environments with LED screen
7. STEPR XL+- $9,999 step machine for heavy duty commercial environments with 27" connected screen

The Company plans to significantly expand its business through operational scaling and infrastructure, marketing and customer acquisition, product development and innovation and sales and distribution expansion.

In July 2026, the Company entered into a Stock Purchase Agreement pursuant to which Interactive Strength Inc. will acquire all of the outstanding equity interests of the Company with an expected closing in the fourth quarter of 2026.

The Company's Products and/or Services

Product / Service	Description	Current Market
STEPR Stair Climbers	The Company offers seven different types of stair climbers for use in residential and commercial environments.	Consumers and commercial entities, like gyms, fire stations, and universities

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are StairMaster, Matrix, Echelon, Life Fitness and TechnoGym.

Customer Base

The Company sells to consumers and commercial entities, like gyms, fire stations, and universities. To date, STEPR has sold over 7,000 units direct through our website and through distribution channels.

Supply Chain

Although the Company is dependent upon certain third-party vendors, particularly our manufacturer, the Company has access to alternate service providers in the event its current third-party vendors cannot provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a long-term disruption to its business, although it could cause significant short-term limitations or disruptions if it must seek an alternative vendor.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
WO 2024/084465 A1	"SYSTEMS AND METHODS FOR AN IMPROVED FITNESS STAIR MACHINE"	Patent	October 21, 2023	Pending	WIPO
7394193*	"S STEPR"	Trademark	February 15, 2023	May 28, 2024	USA

*Owned by STEPR Pty Ltd., the 100% owner of the Company, and licensed to the Company. The Company and STEPR Pty Ltd. have engaged a third party to assist in determining the appropriate transfer pricing.

All other intellectual property is in the form of trade secrets, business methods, and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors, and consultants.

Governmental/Regulatory Clearance and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Daniel Alenaddaf	Co-Founder, Chief Executive Officer, Chief Product Officer (CPO) and Director	Co-Founder, CEO, CPO and Director at STEPR, Inc., 2023 - Present Responsible for product development and brand strategy Entrepreneur with 17+ years building fitness and wellness businesses. Founder of Force USA, Gym and Fitness, and multiple product brands across DTC, retail, and B2B.	
Hayden Thorneycroft	Co-Founder, Chief Marketing Officer (CMO) and Director	Co-Founder, CMO and Director at STEPR, Inc., 2023 - Present Leads global growth, product marketing, and creative direction. Former Sales Director at LIFEAID with deep expertise in brand, distribution, and retail.	

Biographical Information

Dan Alenaddaf: Dan is the Co-Founder, Chief Executive Officer (CEO), Chief Product Officer (CPO) and Director of STEPR, a pioneering fitness technology company redefining the home workout experience through innovation, design, and user-centric performance. With a strong background in product development and brand strategy, Dan has been instrumental in bringing STEPR’s vision to life—blending smart technology with sleek, functional fitness equipment that motivates users to move more and live better. Prior to STEPR, Dan built a reputation as a creative entrepreneur and strategic thinker across multiple industries, including health and wellness, technology, and consumer products. His passion for merging technology with lifestyle has helped shape STEPR into a fast-growing brand known for its modern take on traditional fitness. Driven by a commitment to health, innovation, and impact, Dan continues to lead STEPR's expansion into global markets, pushing the boundaries of what’s possible in connected fitness.

Hayden Thorneycroft: Hayden is the Co-Founder, Chief Marketing Officer (CMO) and Director of STEPR, an innovative fitness technology company redefining the stair-climbing experience for homes and gyms worldwide. With a passion for blending functional design, user-centric technology, and premium manufacturing, Hayden has played a pivotal role in shaping STEPR from concept to a rapidly scaling global brand. Leveraging a background in product development, supply chain management, and international business, Hayden oversees STEPR’s end-to-end operations—from ideation and engineering through to global distribution. His commitment to excellence ensures every STEPR product meets the highest standards of performance, durability, and user satisfaction. Driven by a belief

that fitness equipment should be as engaging as it is effective, Hayden continues to lead STEPR's mission to make world-class stair climbing accessible, sustainable, and enjoyable for everyone.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION AND OWNERSHIP

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On September 16, 2025, the Company filed an Amended and Restated Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 80,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"), of which 70,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and 10,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to 60 shares of Class A Common Stock basis. Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C-AR, 48,000,000 shares of Class A Common Stock are issued and outstanding. No shares of Class B Common Stock are currently issued and outstanding after the redemption of the Securities from the Co-Issuer in connection with the pending sale of the Company (see the Section titled 'Co-Issuer" herein).

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	48,000,000*
Par Value Per Share	$0.001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class A Common Stock which may dilute the Security.

* Prior disclosure in the Form C had incorrectly noted 60,000,000 shares.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

Voting and Control

The Securities do not have voting rights. As such, Investors will have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment),

employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

DEBT

As of the date of this Form C-AR, the Company has the following outstanding debt.

Type	Revolving Credit Facility with Assembled Brands Capital Funding
Principal Amount Outstanding	$941,295 (as of June 30, 2026)
Interest Rate and Amortization Schedule	Prime + 5.00%, with a 6.75% floor on Prime Payable in weekly installments, with no scheduled principal payments. Any amount over borrowing base due on demand. $2,000,000 base facility, with an accordion up to $4,000,000
Description of Collateral	Secured
Maturity Date	None, except upon a Change of Control

Type	Related Party Loans with STEPR PTY LTD (4 Total)
Principal Amount Outstanding	$1,608,237 (as of June 30, 2026)
Interest Rate and Amortization Schedule	8.77%.
Description of Collateral	Unsecured
Maturity Date	None

Type	Secured Promissory Note from Interactive Strength
Principal Amount Outstanding	$750,000
Interest Rate and Amortization Schedule	Prime + 5.00%, with a 6.75% floor on Prime.
Description of Collateral	Secured
Maturity Date	April 21,2027

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	800,000*	N/A	March 1, 2023	Section 4(a)(2)
Class B Common Stock	$43,260	53,850**	Operations, Marketing, Product Development, Sales and General Working Capital	April 30, 2026	Regulation CF

*Converted into Class A Common Stock on September 16, 2025 on a 1 for 60 basis. Prior disclosure in the Form C had incorrectly noted 1,000,000 shares.
**Includes 11,385 in bonus shares of Class B Common Stock issued in connection with the offering. Excludes proceeds from Investor Processing Fees.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
STEPR Pty Ltd.	48,000,000 shares of Class A Common Stock	100%

*Hayden Thorneycroft, the Company's Co-Founder, is the trustee of the Thorneycroft Family Trust, which owns 45% of this entity, and Daniel Alenaddaf, the Company's Co-Founder, owns approximately 49% of Australian Fitness Supplies, which owns 45% of this entity. Prior disclosure in the Form C had incorrectly noted 60,000,000 shares.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit B, in addition to the following information.

Cash and Cash Equivalents

As of September 30, 2026, the Company had an aggregate of approximately $619,101 in cash and cash equivalents. The Company is funding inventory ahead of its peak season through operating cash flow and the Assembled Brands facility, and expects to close the Interactive Strength acquisition in the fourth quarter of 2026.

Liquidity and Capital Resources

In 2025 and 2026, the Company conducted a Regulation CF offering and raised $43,260 in exchange for the issuance of 53,850 shares of Class B Common Stock (including Bonus Shares).

The Company has historically been capitalized from existing operations. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Between 2022 and 2024, the Company borrowed funds from related parties, including Daniel Alenaddaf, the Company's CEO and Director, Australian Fitness Supplies ('AFS'), owned by Daniel Alenaddaf, the Company's Co-Founder, an entity affiliated with Hayden Thorneycroft, the Company's COO and Director, and from the Company's current owner, STEPR PTY LTD. The outstanding loan balances were $1,608,237 as of June 30, 2026, and $1,649,052 as of June 30, 2025. At June 30, 2026, the loans with Daniel Alenaddaf and Hayden Thorneycroft were reassigned to STEPR PTY LDT. The loans have no fixed repayment date. On July 7, 2026, the AFS loan was novated to STEPR PTY LTD. under a Deed of Novation. The Company was released from its obligations to AFS and now owes the amount to STEPR PTY LTD. These loans are unsecured, bear interest at 8.77%, and are payable on demand with no collateral pledged.

(b) Under an Intellectual Property License Agreement dated March 1, 2023, the Company licenses the STEPR brand and product intellectual property from STEPR PTY LTD. and pays a royalty equal to 2% of net revenue.

(c) AFS provides management, finance and operational support services to the Company. Management fees, charged primarily by AFS, were $100,392 and $170,840 for the years ended June 30, 2026 and 2025, respectively.

(d) The Company's payment obligations to its principal contract manufacturer are guaranteed by AFS and personally by the founders.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

October 29, 2026

STEPR, Inc.

STEPR, Inc.

Financial Statements

For the Years Ended June 30, 2026 and 2025

(Unaudited)

STEPR, Inc.

Certification of Principal Executive Officer

I, Daniel Alenaddaf, certify that the financial statements of STEPR, Inc. included in this Form are true and complete in all material respects.

Signed by:

627E549DF8C4480...

Daniel Alenaddaf
Chief Executive Officer
STEPR, Inc.

Date: 21 October, 2026

STEPR, Inc.

Balance Sheets

As of June 30, 2026 and 2025 (Unaudited)

	June 30, 2026	June 30, 2025
Assets		
Current assets		
Cash	$ 1,139,355	$ 339,615
Undeposited funds	58,676	108,681
Accounts receivable, net	1,212,836	895,112
Inventory, net	1,115,053	2,123,298
Tariff refund receivable	159,509	-
Prepaid expenses and other current assets	195,015	62,211
Total current assets	3,880,444	3,528,918
Deferred financing costs	45,000	-
Total assets	$ 3,925,444	$ 3,528,918
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payable	$ 2,848,886	$ 2,770,033
Credit card payable	53,075	74,523
Accrued expenses and other current liabilities	518,195	716,569
Customer deposits	579,032	695,800
Revolving credit facility	941,295	-
Notes payable	-	439,111
Loans payable, related parties, current	-	1,649,052
Total current liabilities	4,940,482	6,345,088
Loans payable, related parties, noncurrent	1,608,237	-
Total liabilities	6,548,719	6,345,088
Stockholders' deficit		
Class A common stock, 48,000,000 shares issued and outstanding	-	-
Class B common stock, 54,840 shares issued and outstanding	-	-
Accumulated deficit	(2,623,275)	(2,816,170)
Total stockholders' deficit	(2,623,275)	(2,816,170)
Total liabilities and stockholders' deficit	$ 3,925,444	$ 3,528,918

See accompanying notes to the financial statements.

STEPR, Inc.

Statements of Operations

For the Years Ended June 30, 2026 and 2025 (Unaudited)

	2026	2025
Revenue		
Sales of goods	$ 16,118,595	$ 13,655,338
Sales of services and protection plans	329,349	24,844
Shipping and handling	999,417	926,705
Sundry income	2,850	97,222
Other income	53,028	-
Sales and shipping discounts	(1,136,678)	(1,106,618)
Net revenue	16,366,561	13,597,491
Cost of revenue		
Cost of goods sold	6,610,148	5,249,512
Cost of services sold	169,649	151,705
Shipping and handling costs	1,560,365	1,388,318
Payment processing fees	610,612	628,779
Total cost of revenue	8,950,773	7,418,314
Gross profit	7,415,788	6,179,177
Operating expenses		
Advertising and marketing	2,349,174	2,405,050
Employment expenses	2,193,275	1,523,589
Other employment expenses	71,929	20,265
Professional fees	345,833	670,960
Warehouse expenses	985,658	293,827
Computers and technology	595,471	216,290
General expenses	283,708	315,191
Occupancy costs	24,891	19,796
Bank fees and financing	526	(3,796)
Total operating expenses	6,850,464	5,461,174
Operating income	565,324	718,003
Other income (expense)		
Interest expense	(200,951)	(296,394)
Transaction costs, TRNR sale	(112,049)	-
Franchise tax	(800)	(1,753)
Foreign exchange gain (loss), net	(5,218)	(11,044)
Total other expense, net	(319,018)	(309,191)
Income before income taxes	246,306	408,812
Income tax expense	53,412	-
Net income	$ 192,895	$ 408,812

See accompanying notes to the financial statements.

STEPR, Inc.

Statements of Changes in Stockholders' Deficit

For the Years Ended June 30, 2026 and 2025 (Unaudited)

	Class A shares	Class B shares		Accumulated deficit		Total
Balance, June 30, 2024	48,000,000	54,840	$	(3,224,982)	$	(3,224,982)
Net income	-	-		408,812		408,812
Balance, June 30, 2025	48,000,000	54,840	$	(2,816,170)	$	(2,816,170)
Net income	-	-		192,895		192,895
Balance, June 30, 2026	48,000,000	54,840	$	(2,623,275)	$	(2,623,275)

See accompanying notes to the financial statements.

STEPR, Inc.

Statements of Cash Flows

For the Years Ended June 30, 2026 and 2025 (Unaudited)

	2026	2025
Cash flows from operating activities		
Net income	$ 192,895	$ 408,812
Changes in operating assets and liabilities		
Undeposited funds	50,006	(15,865)
Accounts receivable	(317,724)	(614,190)
Inventory	1,008,245	(1,483,747)
Tariff refund receivable	(159,509)	-
Prepaid expenses and other current assets	(132,803)	(62,211)
Accounts payable and credit card payable	57,404	1,407,211
Accrued expenses and other current liabilities	(198,374)	633,086
Customer deposits	(116,768)	(176,622)
Net cash provided by operating activities	383,371	96,474
Cash flows from financing activities		
Net borrowings on revolving credit facility	941,295	-
Net borrowings on (repayments of) notes payable	(439,111)	302,260
Net repayments to related parties	(40,815)	(163,458)
Payment of deferred financing costs	(45,000)	-
Net cash provided by financing activities	416,369	138,802
Net increase in cash	799,740	235,276
Cash, beginning of year	339,615	104,339
Cash, end of year	$ 1,139,355	$ 339,615

See accompanying notes to the financial statements.

STEPR, Inc.

Notes to the Financial Statements

For the Years Ended June 30, 2026 and 2025 (Unaudited)

1. Organization and Nature of Business

STEPR, Inc. (the "Company") is a Delaware corporation that designs, markets and sells stair climbers, treadmills and related fitness equipment, accessories and extended protection plans in the United States. The Company sells direct to consumers through its website, through Amazon, and to retail, specialty fitness and commercial customers. Products are manufactured by third-party contract manufacturers in China. The Company is a subsidiary of STEPR Pty Ltd, an Australian company ("STEPR Pty" or the "Parent"). The Company's fiscal year ends on June 30.

2. Summary of Significant Accounting Policies

Basis of presentation. The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). They have not been audited or reviewed by an independent accountant.

Use of estimates. Preparing financial statements requires management to make estimates and assumptions that affect reported amounts, including the inventory reserve, sales returns and allowances, customer deductions and accrued liabilities. Actual results could differ from those estimates.

Cash. Cash consists of bank deposits and marketplace balances held by Amazon. Undeposited funds are customer receipts collected through payment processors and not yet deposited to a Company bank account.

Accounts receivable. Accounts receivable are recorded at invoiced amounts, net of an allowance for expected credit losses, which management estimates based on collection history and specific customer circumstances.

Inventory. Inventory consists of finished goods and is stated at the lower of cost and net realizable value. Cost includes the purchase price, inbound freight, duties and tariffs. Inventory in transit is recorded when title passes to the Company. A reserve is maintained for obsolete, damaged and slow-moving units.

Revenue recognition. The Company recognizes revenue under ASC 606 when control of products passes to the customer, generally on shipment or delivery. Revenue is recorded net of discounts, promotional allowances, returns and retailer deductions. Amounts billed for shipping and handling are included in revenue, and the related costs are included in cost of revenue. Payments received before delivery are recorded as customer deposits.

Advertising. Advertising costs are expensed as incurred.

Income taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that they will not be realized.

Foreign currency. The functional currency is the US dollar. Balances payable in Australian dollars are remeasured at period-end rates, with gains and losses included in other income (expense).

3. Inventory

	June 30, 2026	June 30, 2025
Finished goods on hand	$ 635,389	$ 421,762
Inventory in transit	633,590	1,774,786
Reserve for obsolete and slow-moving inventory	(153,926)	(73,250)
Inventory, net	$ 1,115,053	$ 2,123,298

4. Debt

On February 23, 2026, the Company entered into a Credit Agreement with Assembled Brands Capital Funding LLC providing an asset-based revolving credit facility. Borrowings are limited by a borrowing base of eligible inventory and receivables and are secured by substantially all assets of the Company, including a collateral assignment of the

Company's intellectual property license from STEPR Pty. A change of control of the Company is an event of default unless consented to by the lender. Costs incurred to obtain the facility are recorded as deferred financing costs.

The Company's loan from Mercury was repaid in full in November 2025. A merchant cash advance from Shopify of $136,851 outstanding at June 30, 2024 was repaid during fiscal 2025.

	June 30, 2026	June 30, 2025
Revolving credit facility, Assembled Brands	$ 941,295	$ -
Loan payable, Mercury	-	439,111
Total	$ 941,295	$ 439,111

5. Related Party Transactions

Loans payable. The Company has borrowed from its Parent, from Australian Fitness Supplies Pty Ltd ("AFS"), an affiliate of a shareholder of the Parent, and from its founders, Daniel Alenaddaf and Hayden Thorneycroft. The AFS loan accrues interest. The founder loans bear no interest if repaid within 36 months. At June 30, 2026 the founder loans were reassigned to STEPR Pty and are included in the Parent balance. The loans have no fixed repayment date and are classified as noncurrent at June 30, 2026. Balances also include costs paid by related parties on the Company's behalf.

	June 30, 2026	June 30, 2025
STEPR Pty Ltd (parent)	$ 589,669	$ 226,177
Australian Fitness Supplies Pty Ltd	1,018,568	981,573
Daniel Alenaddaf	-	220,031
Hayden Thorneycroft	-	221,270
Total loans payable, related parties	$ 1,608,237	$ 1,649,052

Intellectual property license. Under an Intellectual Property License Agreement dated March 1, 2023, the Company licenses the STEPR brand and product intellectual property from STEPR Pty and pays a royalty equal to 2% of net revenue.

Management fees. AFS provides management, finance and operational support services to the Company. Management fees, charged primarily by AFS, are included in contractors and professional fees and were $100,392 and $170,840 for the years ended June 30, 2026 and 2025.

Guarantees. The Company's payment obligations to its principal contract manufacturer are guaranteed by AFS and personally by the founders.

6. Stockholders' Equity

At June 30, 2026 and 2025, the Company had 48,000,000 shares of Class A common stock outstanding, all held by STEPR Pty, and 54,840 shares of Class B common stock outstanding, held by STEPR CF Investors SPV, LLC (the "Co-Issuer") as a result of the Company's offering under Regulation Crowdfunding.

7. Income Taxes

The Company recorded income tax expense of $53,412 for the year ended June 30, 2026, and no income tax expense for the year ended June 30, 2025.

8. Commitments and Contingencies

The Company leases warehouse space in Vancouver, Washington under a lease dated August 4, 2025. From time to time the Company is subject to claims arising in the ordinary course of business, including product liability claims, which are generally covered by insurance. Management does not expect these matters to have a material adverse effect on the Company's financial position.

9. Liquidity

The Company had a stockholders' deficit of $2,623,275 and working capital of negative $1,060,038 at June 30, 2026, and generated net income of $192,895 for the year then ended. The Company funds its operations through cash from operations, its revolving credit facility and advances from related parties. Management believes these sources, together with the transaction described in Note 10, are sufficient to fund operations for at least twelve months from the date these financial statements are issued.

10. Subsequent Events

Management evaluated subsequent events through the date these financial statements were issued.

Sale of the Company. On July 1, 2026, the Company, STEPR Pty and Interactive Strength Inc. ("TRNR") entered into a Stock Purchase Agreement under which TRNR will acquire all of the outstanding equity interests of the Company. Closing is expected on or around October 31, 2026.

Novation of AFS loan. On July 7, 2026, the AFS loan, with a balance of $1,011,151, was novated to STEPR Pty under a Deed of Novation. The Company was released from its obligations to AFS and now owes the amount to STEPR Pty.

Bridge financing. On July 21, 2026, TRNR advanced $750,000 to STEPR Pty under a secured promissory note. The proceeds were advanced to the Company under an intercompany note.

Redemption of Class B shares. As a condition of the TRNR transaction, the Company redeemed all 54,840 Class B shares held by the Co-Issuer under a Redemption, Dissolution and Liquidation Agreement executed in September and October 2026. The proceeds were paid to the Co-Issuer's members pro rata, and the Co-Issuer is being dissolved. Following the redemption, STEPR Pty owns 100% of the Company's outstanding stock.